Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

The following letter (in English and Spanish) was sent via email by the CEO to all employees of Interval Leisure Group, Inc. on October 28, 2015.

To:	All ILG Employees
From:	Craig M. Nash
Subj:	ILG announces agreement to acquire Starwood’s vacation ownership business
Date:	October 28, 2015

I am thrilled to share the news that ILG has entered into an agreement to acquire Starwood Vacation Ownership, a company that we have partnered with for 15 years. After Starwood Hotels and Resorts announced earlier this year that it would be spinning off its vacation ownership business, to be known as Vistana Signature Experiences (Vistana), it also decided to review alternative options. As a result, we are proud to have been selected to lead a merger of two premier companies.

This transformational transaction positions ILG at the forefront of the evolving shared ownership industry and provides us with an even stronger platform for growth. The combined company will have an expansive portfolio of approximately 200 managed vacation ownership resorts encompassing more than 500,000 owners, along with substantial assets and a robust sales and marketing distribution capability. And, in addition to the exclusive global license to the iconic Hyatt® brand in vacation ownership, ILG now will have the exclusive global license for use of the Sheraton® and Westin® brands in vacation ownership, making ILG’s portfolio home to three of the most recognized brands in hospitality.

We look forward to combining the strengths of two industry leaders and are confident that our complementary values and cultures will result in a seamless integration. Upon closing in the second quarter of 2016, Vistana’s talented and experienced executive team will continue to lead that business. We can’t wait to work with them and the more than 5,000 dedicated employees to build on a great legacy of success.

Today, we celebrate an important milestone for ILG, which is made possible to a large extent because of your ongoing hard work and commitment. Here’s to an even more exciting next chapter in ILG’s nearly forty year history of achievement and innovation.

Craig M. Nash

CRAIG M. NASH

Chairman, President & C.E.O.

Team Member Since 1982

Interval Leisure Group

6262 Sunset Drive • Miami, Florida 33143

305.925.7005 • fax 305.667.5948

craig.nash@iilg.com

A:                            Todos los empleados de ILG

De:                          Craig M. Nash

Asunto:                  ILG anuncia el acuerdo de adquirir el negocio de Starwood de Titularidad Compartida

Fecha:                   28 de octubre de 2015

Estoy entusiasmado de compartir la noticia de la celebración por parte de ILG de un acuerdo para la adquisición de Starwood Vacation Ownership, una empresa con la que hemos trabajado juntos durante 15 años.  Con posterioridad al anuncio que hizo Starwood Hotels and Resorts  a principios de este año informando sobre la futura escisión de su negocio de aprovechamiento por turno,  y cuya denominación sería la de Vistana Signature Experiences (Vistana), dicha empresa también adoptó la decisión de considerar otras opciones. Como resultado, nos enorgullecemos de haber sido elegidos para liderar la fusión de dos compañías de primer nivel.

Esta operación de naturaleza transformacional coloca a ILG a la vanguardia del evolutivo sector de la titularidad compartida o aprovechamiento por turno y nos proporciona una plataforma aún más fuerte para el crecimiento.   La empresa resultante de la fusión tendrá una amplia cartera de gestión de aproximadamente 200 complejos de titularidad compartida que abarcan más de 500.000 propietarios, así como importantes activos y una robusta capacidad de comercialización y distribución de marketing.  Además de la licencia mundial exclusiva de utilización de la marca Hyatt® en el negocio de la titularidad compartida, ILG tendrá también ahora la licencia mundial exclusiva para el uso de las marcas Sheraton® y Westin® en el sector de la titularidad compartida, lo que hace que la cartera de ILG incluya a tres de las marcas con mayor reconocimiento en la industria hotelera.

Tenemos la ilusión de combinar las fortalezas de dos líderes en el sector y estamos convencidos de que nuestros valores y culturas complementarias darán lugar a una integración sin contratiempos.  Una vez se cierre la operación durante el segundo trimestre de 2016, el experimentado y talentoso equipo directivo de Vistana continuara liderando dicho negocio. Estamos impacientes de trabajar con ellos y con  sus más de 5.000 empleados para seguir construyendo sobre un gran legado de éxito.

Hoy celebramos un hito importante para ILG, el cual en gran medida ha sido posible gracias a vuestro continuado esfuerzo y compromiso. Saludamos al  siguiente y aún más emocionante capítulo de la historia de ILG de casi cuarenta años de logros y de innovación.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside the control of ILG and Starwood.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ

ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website.  Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.